

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2021

Richard Belstock
Chief Financial Officer
Plumas Bancorp
5525 Kietzke Lane
Reno, NV 89511

> **Re: Plumas Bancorp**
> **Registration Statement on Form S-4**
> **Filed May 3, 2021**
> **File No. 333-255721**

Dear Mr. Belstock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance